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news release	Exhibit 4.41 Contacts: Hélène V. Gagnon Director, Communications Noranda Income Fund's Manager (514) 630-9342 Michael Boone Chief Financial Officer, Noranda Income Fund's Manager (416) 982-7188

NORANDA INCOME FUND REPORTS FOURTH QUARTER RESULTS AND INCREASES CASH DISTRIBUTIONS BY 2%

VALLEYFIELD, QUÉBEC, January 28, 2003 — Noranda Income Fund (the "Fund") today announced the financial results for its fourth quarter ending December 31, 2002. The Fund reported earnings of $14.2 million for the three months ended December 31, 2002 compared to $8.7 million forecast in the Fund's prospectus. Earnings for the fourth quarter of 2001 were $4.8 million. The Fund also announced that it will increase its monthly distribution by 2% to $0.085 per unit per month, starting in February 2003.

Fourth Quarter Highlights

  •
  Three monthly distributions to unitholders were declared at the forecasted amount during the quarter

  •
  Zinc metal production for the quarter of 68,388 tonnes and zinc metal sales for the quarter of 66,793 tonnes

  •
  Annual zinc metal production for 2002 was 271,075 tonnes, setting an annual record for the sixth consecutive year

Commentary

"The Income Fund's performance to date has far exceeded our expectations as we continue to increase revenues through operational efficiencies and the sale of value-added products," said Lucy Rosato, President and Chief Executive Officer of the Noranda Income Fund's Manager. "We had an excellent year and we are pleased to announce an increase in monthly distributions to unitholders by 2%.".

Results Continue to be Better than Forecast

(in millions)	Period to date ending Dec. 31, 2002*
Net Earnings	$36.5
Add:
Depreciation, amortization and reclamation	19.9
Less:
Additions to capital assets and site restoration expenditures	(9.6)
Capital expenditures and site restoration reserves	(1.3)

Cash generated during the period	$45.5

Distributions declared for the period	$33.1

*
Period to date ending December 31, 2002 consists of results from May 3, 2002 to December 31, 2002

During the period from May 3, 2002 to December 31, 2002, the Fund has performed better than the Financial Forecast that was included in the final Prospectus dated April 18, 2002.

Costs were lower than forecast by $4.1 million due to improvements in operating efficiencies, maintenance supplies and contractor management. Higher than forecast zinc metal production, sales and inventory reductions resulted in a $5.0 million improvement. Higher zinc premium realizations improved results by $1.6 million and were attributable to a better than expected product and customer mix. Lower than forecast interest rates and a higher than forecast cash balance on hand resulted in lower net interest expenses of $1.2 million.

Fourth Quarter Consolidated Results — Management's Discussion and Analysis

Overview

On May 3, 2002, the initial public offering of the Fund was completed. Prior to May 3, 2002, the CEZinc Division of Noranda Inc. ("CEZinc") had previously operated the CEZinc Processing Facility ("Processing Facility"). The reorganization was accounted for under the continuity of interest method. Accordingly, these financial statements reflect the results of operations and changes in cash flows as if the Fund had always carried on the business of the Processing Facility.

Prior to May 3, 2002, the accompanying unaudited interim financial statements have been prepared from the books and records of CEZinc. CEZinc's surplus funds were transferred to Noranda and CEZinc financing requirements were provided by Noranda as reflected through Noranda's net investment account. No debt or related interest expense at the Noranda level has been allocated to CEZinc. These unaudited interim financial statements present the financial position, results from operations, changes in Noranda's net investment and cash flows of CEZinc as if it had operated as a stand-alone entity.

From May 3, 2002 to December 31, 2002 the accompanying unaudited interim financial statements represent the results under the supply and processing agreement (the "Supply and Processing Agreement") between Noranda and the Partnership. Pursuant to a 15-year Supply and Processing Agreement between Noranda and the Partnership, Noranda is obligated to sell to the Processing Facility up to 550,000 tonnes of zinc concentrate annually at a concentrate price based on the price of zinc metal on the London Metal Exchange for "Payable zinc metal" contained in the concentrate less a processing fee initially set at $0.352 per pound of that Payable zinc metal. "Payable zinc metal" in respect of a quantity of concentrate will be equal to 96% of the assayed zinc metal content on that concentrate under the Supply and Processing Agreement.

Results of Operations (Fourth quarter 2002 compared to fourth quarter 2001)

The revenues, after deducting transportation and distribution costs, for the quarter of $90.1 million increased from $88.5 million in 2001. The $1.6 million increase was due to a slightly higher LME zinc price partially offset by a lower Canadian/U.S. exchange rate. Zinc metal sales for the quarter of 66,793 tonnes, were comparable to 66,502 tonnes in 2001. The average realized premiums for zinc metal during the quarter were slightly higher than the prior year levels.

The raw material purchase costs for the quarter of $28.9 million decreased by $5.0 million from the same period in 2001. The decrease was primarily attributable to the implementation of the Supply and Processing Agreement with Noranda that has been in effect since the Noranda Income Fund was established on May 3, 2002.

Production costs for the quarter of $34.5 million were comparable to the $35.5 million level in 2001. Production costs include labour, energy, supplies and other costs directly associated with the production process.

Selling, general and administration costs for the quarter were $4.6 million. These costs represent sales and marketing, research and development and administration costs and they were $0.2 million higher than last year mostly due to the administration costs of operating as a public entity.

Depreciation, amortization and reclamation for the quarter of $5.9 million decreased by $2.0 million reflecting lower capital expenditures in 2002.

Interest expense for the quarter was $1.9 million. Interest expense relates to a secured term loan and a secured operating line of credit. During 2001, CEZinc's financing requirements were provided by Noranda as reflected through Noranda's net investment account. No debt or related interest expense at the Noranda level has been allocated to CEZinc.

Income taxes for CEZinc prior to the establishment of the Fund have been recorded as though CEZinc was a separate tax paying entity. Income taxes payable has been included in Noranda's net investment. In the fourth quarter of 2001, the provision for income taxes was $2.1 million.

Results of Operations (12 month period 2002 compared to 12 month period 2001)

The revenues, after deducting transportation and distribution costs, for the year of $373.5 million decreased by $20.2 million from 2001. The lower LME zinc price was only partially offset by higher zinc metal sales and a higher Canadian/U.S. exchange rate. Zinc metal sales for the year of 272,619 tonnes increased by 5% over 2001. The average realized premiums for zinc metal during the year were comparable to the prior year levels.

The raw material purchase costs for the year of $131.2 million decreased by $37.9 million from the same period in 2001. The decrease was due to the lower LME zinc price in 2002 and the implementation of the Supply and Processing Agreement with Noranda that has been in effect since the Noranda Income Fund was established.

Production costs for the year of $148.9 million were comparable to the $148.6 million level in 2001 despite the 5% increase in zinc metal sales.

Selling, general and administration costs for the year were $18.4 million, $1.0 million above the 2001 level. The higher costs were due to the administration costs of operating as a public entity.

Depreciation, amortization and reclamation for the year of $29.9 million was comparable to the 2001 level of $29.7 million.

Overall, earnings before interest and taxes improved from $29.0 million to $45.2 million due to the higher zinc metal sales, lower unit operating costs and the implementation of the Supply and Processing Agreement.

Distributions Declared

During the quarter ending December 31, 2002, the Fund declared the following cash distributions:

Month	Record Date	Distribution Date	Per Unit	Total (in $000's)
October	October 31	November 25	$0.08333	$4,166.5
November	November 30	December 27	$0.08333	$4,166.5
December	December 31	January 27, 2003	$0.08333	$4,166.5

			$0.24999	$12,499.5

During the quarter, $12.5 million of distributions were paid to Unitholders; $9.4 million paid to Priority Unitholders and $3.1 million paid to Ordinary Unitholders.

Financial Resources and Liquidity

Cash realized from operations for the fourth quarter increased to $19.8 million versus $12.8 million in the fourth quarter of 2001 before changes in non-cash working capital. Non-cash working capital decreased by $0.9 million during the quarter as inventory increases were more than offset by a reduction in the prepaid expenses and an increase in accounts payable.

Capital expenditures for the quarter totaled $6.0 million compared to $8.8 million in the fourth quarter of 2001. There are no major capital expenditures currently underway.

The Noranda Income Fund has a $150 million secured term loan that matures May 3, 2005 and bears interest at market rates. The Noranda Income Fund also has a $55 million secured operating line of credit, maturing May 3, 2005. As of December 31, 2002, the Noranda Income Fund had $173 million of debt outstanding ($150 million secured term loan and $23 million from the secured operating line of credit).

Distribution Policy

The Fund makes monthly distributions to its Unitholders based on the monthly Distributable Cash declarations. Distributable Cash is based on 100% of the net earnings adjusted to account for non-cash transactions such as depreciation, amortization and reclamation and reduced by additions to capital assets, site restoration expenditures, reasonable reserves and principle repayment of indebtedness.

The Fund's goal is to provide a stable monthly distribution and will seek to increase distributions through sustainable improvements, such as operating efficiencies, increases in revenues from value-added products and the expansion of the production facility.

Outlook

"The Noranda Income Fund has had an excellent performance in 2002 allowing the Fund to increase distributions to the Unitholders by 2% in 2003. Looking forward, we will continue to provide stable distributions and seek to increase distributions through sustainable improvements."

Statistics

	Fourth Quarter		Twelve Months
	2002	2001	2002	2001
Zinc metal production (tonnes)	68,388	69,574	271,075	265,525
Zinc metal sales (tonnes)	66,793	66,502	272,619	260,198

This news release contains forward-looking statements concerning the Noranda Income Fund ("Fund")'s business and operations. The Fund cautions that, by their nature, forward-looking statements involve risk and uncertainty and the Fund's actual results could differ materially from those expressed or implied in such statements. Reference should be made to the Fund's Final Prospectus, that was issued on April 18, 2002, for a description of the major risk factors.

Noranda Income Fund is an income trust whose units trade on the Toronto Stock Exchange under the symbol "NIF.UN". The Noranda Income Fund was created to acquire Noranda Inc's CEZ processing facility and ancillary assets (the "CEZ processing facility") located in Salaberry-de-Valleyfield, Quebec. The CEZ processing facility is the second-largest zinc processing facility in North America and the largest zinc processing facility in eastern North America, where the majority of its customers are located. It produces refined zinc metal and various by-products from zinc concentrates purchased from mining operations.

Note: All dollar amounts are in Canadian dollars unless otherwise noted.

NORANDA INCOME FUND

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002
(UNAUDITED)
($ thousands except as otherwise indicated)

1.    Basis of Presentation

  For periods prior to May 3, 2002, the accompanying unaudited interim consolidated financial statements were prepared from the books and records of the CEZinc Division of Noranda Inc. ("CEZinc"). CEZinc's surplus funds were transferred to Noranda Inc. ("Noranda") and CEZinc financing requirements were provided by Noranda as reflected through Noranda's net investment account. No debt or related interest expense at the Noranda level was allocated to CEZinc. The unaudited interim consolidated financial statements for periods prior to May 3, 2002 present the financial position, results from operations, changes in Noranda's net investment and cash flows of CEZinc as if it had operated as a stand-alone entity. Certain of the expenses presented in the consolidated financial statements represent intercompany allocations and management estimates of the cost of services provided by Noranda. These allocations and estimates are considered by management to be the best available approximation of the expenses that CEZinc would have incurred had it operated on a stand-alone basis over the periods presented. As a result of the basis of presentation described above, the consolidated financial statements for periods prior to May 3, 2002 may not necessarily be indicative of the financial position and results of operations that would have resulted had CEZinc operated as a stand-alone entity.

  On May 3, 2002, the Noranda Income Fund (the "Fund") was established under the laws of Ontario as an unincorporated open-ended trust and the following transactions occurred:

  a)
  The Noranda Operating Trust (the "Operating Trust") was created as a subsidiary of the Fund.

  b)
  The Noranda Income Limited Partnership (the "Partnership") was created as a subsidiary of the Operating Trust.

  c)
  The Partnership acquired from Noranda the CEZinc processing facility (the "Processing Facility") located in Salaberry-de-Valleyfield, Quebec for consideration of a promissory note in the amount of $175,000 and by issuance to Noranda of 12,500,000 Ordinary Units of the Partnership and 37,500,000 Class A Partnership Units of the Partnership.

    The Processing Facility includes: (a) the beneficial interest in the land on which the Processing Facility is located; (b) all machinery, equipment and buildings used exclusively in the operation of the Processing Facility; (c) working capital of the Processing Facility; and (d) the rights of Noranda under all agreements exclusively relating to the Processing Facility.

  d)
  Noranda exchanged its Class A Partnership Units for 37,500,000 Class A Priority Units ("Priority Units") of the Fund;

  e)
  The Fund transferred 37,500,000 Class A Partnership Units of the Partnership to the Operating Trust in exchange for notes and units of the Operating Trust;

  f)
  The Operating Trust borrowed $175,000 by way of long-term debt;

  g)
  The Operating Trust subscribed for additional Class A Partnership Units for consideration of $175,000; and

  h)
  The Partnership repaid the promissory note issued to Noranda.

    The above reorganization was accounted for under the continuity of interest method. Accordingly, these consolidated financial statements reflect the financial position, results of operations and cash flows as if the Fund had always carried on the business of the Processing Facility. All assets and liabilities have been recorded at Noranda's historical carrying value.

    Pursuant to a Supply and Processing Agreement (see Note 2) and the acquisition agreement between the Fund and Noranda, a working capital adjustment of $17,970 was recorded on May 3, 2002. The working capital adjustment was calculated based on these agreements and was recorded as a reduction in the Net Investment by Noranda.

    On May 3, 2002, Noranda sold 22,500,000 Priority Units of the Fund by way of an initial public offering. During May 2002, Noranda sold an additional 3,015,100 Priority Units of the Fund reducing its effective ownership interest in the Fund to 48.97%.

2.    Nature and Description of the Noranda Income Fund

  The Fund was created initially to acquire from Noranda, indirectly through the Operating Trust and the Partnership, the Processing Facility. The Processing Facility produces refined zinc metal and various by-products from zinc concentrates.

  Significant Agreements

  Pursuant to a 15 year Supply and Processing Agreement between Noranda and the Partnership, Noranda is obligated to sell to the Processing Facility, except in certain circumstances, up to 550,000 tonnes of zinc concentrate annually at a concentrate price (based on the price of zinc metal on the London Metal Exchange for "payable zinc metal" contained in the concentrate less a processing fee initially set at $0.352 per pound of that payable zinc metal. Commencing January 1, 2004, the Processing Fee will be the Processing Fee in the previous year adjusted annually (i) upward by 1% and (ii) upward or downward by 10% of the year-over-year percentage change in the average cost of electricity per megawatt hour for the Processing Facility. "Payable zinc metal" in respect of a quantity of concentrate will be equal to 96% of the assayed zinc metal content on that concentrate under the Supply and Processing Agreement.

  As a result of the Supply and Processing Agreement coming into effect on May 3, 2002, Noranda has sold $63,367 of concentrate to the Partnership during the period from May 3, 2002 to December 31, 2002. As of December 31, 2002 the Partnership has a payable of $13,176 to Noranda related to the Supply and Processing Agreement.

  Under the terms of an administration agreement between the Fund and the management of Canadian Electrolytic Zinc Limited (the "Manager"), a wholly-owned subsidiary of Noranda, and a management services agreement between the Operating Trust and the Manager, the Manager provides administrative services to the Fund and management services to the Operating Trust, respectively.

  Under the terms of an operating and management agreement between the Manager and the Partnership, the Manager operates and maintains the Processing Facility and provides management services to the Partnership.

  As a result of the administration agreement between the Fund and the Manager, the management agreement between the Operating Trust and the Manager and an operating and management agreement between the Partnership and the Manager, Noranda has provided $43,393 of administration, management and operating services to the Fund, since the agreements came into effect on May 3, 2002. As of December 31, 2002 the Fund, Operating Trust and Partnership has a payable of $1,242 to Noranda related to the agreements.

  Cash Distributions

  The Fund determines distributable cash ("Distributable Cash") on a monthly basis for the unitholders of record of the Fund on the last business day of each calendar month and these distributions are to be paid within 25 days thereafter.

  Cash distributions on Ordinary Units are subordinate to distributions on Priority Units for 15 years except upon the occurrence of certain events. Each Ordinary Unit is entitled to receive cash distributions on a monthly basis in an amount that is equal to the monthly cash distributions paid to each Priority Unit, provided each Priority Unit is first paid an amount that is equal to the monthly cash distribution of not less than $0.08333 per Priority Unit (the "Base Distribution") ($.07795 for May, 2002) before any amount is paid to holders of Ordinary Units. If, notwithstanding the subordination of the Ordinary Units, Distributable Cash is not sufficient to make the Base Distributions on Priority Units in a month, the amount of the deficiency shall not accumulate and will not be paid to holders of Priority Units. If Distributable Cash, in a month is not sufficient to make a distribution on the Ordinary Units that is equal to the distribution on the Priority Units, the amount of the deficiency will accumulate and be paid to holders of the Ordinary Units from excess Distributable Cash in a subsequent month. Any accumulated Distributable Cash deficiency related to the Ordinary Units will not be accrued by the Fund until such time excess Distributable Cash is available. As at December 31, 2002, there was no accumulated Distributable Cash deficiency.

3.    Accounting Policies

  These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as those set in the 2001 annual financial statements of CEZinc. These unaudited interim consolidated financial statements should be read in conjunction with the 2001 annual financial statements for CEZinc and the accompanying notes included in the April 18, 2002 final prospectus of the Fund.

4.    Income Taxes

  Income taxes for the Fund for the periods prior to May 3, 2002 have been recorded at statutory rates based on income before income taxes as though CEZinc was a separate tax paying entity. As CEZinc was not historically a separate tax-paying legal entity, income taxes payable have been included in Noranda's net investment. Future income taxes have been included in the balance sheets for differences between financial reporting and tax bases of assets and liabilities.

  The consolidated financial statements of the Fund as of December 31, 2002 do not include future income taxes in respect of these assets and liabilities as they are held directly by the Operating Trust, a trust which under the terms of the Income Tax Act (Canada) will not be subject to income taxes to the extent that its taxable income in a year is paid or payable to a unitholder.

5.    Unitholders' Capital Accounts and Net Investment by Noranda Inc.

  Unitholders' Capital Accounts

Dec 31, 2002
Priority Units	191,293
Ordinary Units	63,764

255,057

  The equity of the Fund as of December 31, 2002 consists of 37,500,000 Priority Units and 12,500,000 Ordinary Units of the Partnership which are exchangeable into Priority Units. Each Priority Unit represents an equal undivided beneficial interest in the Fund and distributions of the Fund. Each Priority Unit is transferable and entitles the holder thereof to participate equally in distributions of the Fund and to one vote. Ordinary Units will be entitled to distributions from the Fund equivalent to distributions paid by the Fund on the Priority Units provided that the holders of the Priority Units are first paid a Base Distribution.

  Noranda's Ordinary Units are generally not transferable and are exchangeable for Priority Units on a one-for-one basis only after 15 years or earlier upon the occurrence of certain events.

  Net Investment by Noranda Inc.

  The following is the continuity in the Net Investment by Noranda Inc. for the period from January 1, 2002 to May 2, 2002:

Net investment by Noranda Inc., January 1, 2002	363,825
Net earnings for the period January 1, 2002 to May 2, 2002	2,173
Net investment by Noranda Inc., January 1, 2002 to May 2, 2002	14,160
Elimination of future income taxes	67,869
Promissory note repayment	(175,000)
Working capital adjustments	(17,970)

255,057

6.    Derivative Instruments and Financial Risk Management

  Commodity Hedges

  The Fund purchases metal in zinc concentrate to be processed eventually into refined zinc metal for sale to customers. Due to the structure of the Fund's sales contracts, hedging of zinc price exposure other than that undertaken in response to customer requests for fixed pricing is generally not required to any material extent. As agent of the Fund, Noranda provides the hedging arrangements in the event that the structure of the Fund's sales contracts does not minimize exposure to changes in zinc prices.

  Some customers request a fixed sales price instead of the London Metal Exchange (the "LME") average price in the month of shipment. Noranda enters into futures contracts (fixed forward price hedges) on behalf of the Fund that will allow the Fund to receive the LME average price in the month of shipment while customers pay the agreed upon fixed price. Noranda accomplishes this by settling the futures contracts during the month of shipment, which generally results in the realization of the LME average prices.

  At December 31, 2002, Noranda had futures contracts (fixed forward price hedges) hedging approximately 94 million pounds of zinc (December 31, 2001 — 90 million pounds) related to the Fund. At December 31, 2002, the mark to market value of these positions was a loss of $5,548 (December 31, 2001 loss of $8,213).

  The mark to market on all other positions as of December 31, 2002 was a loss of $115 (December 31, 2001 — $0).

  Foreign Currency Hedging

  The majority of the Fund's products are denominated in US dollars or indexed to US dollar prices. US dollar transactions create risks because exchange rates can change between the time agreements are made and the time foreign currencies are actually exchanged. The Fund periodically utilizes forward exchange contracts to buy or sell US dollars to lock in or minimize the effects of changes in the US dollar exchange rate. At December 31, 2002, the Fund did not have any forward exchange contracts outstanding.

  Revenues in the current year include exchange gains of $629 (2001 — $0).

NORANDA INCOME FUND

CONSOLIDATED BALANCE SHEETS

(unaudited)
($ thousands)

	Dec. 31 2002	Dec. 31 2001
ASSETS
Current assets:
Cash and cash equivalents	16,566	—
Accounts receivable	53,392	31,305
Inventories	34,211	47,946
Prepaids and other assets	4,528	4,760

	108,697	84,011
Capital assets	379,173	394,534

	487,870	478,545

LIABILITIES AND EQUITY
Current Liabilities:
Bank indebtedness	352	—
Accounts payable and accrued liabilities	34,047	31,253
Distributions payable	4,167	—

	38,566	31,253
Future site restoration and reclamation	17,771	16,226
Future income taxes	—	67,241
Long-term debt	173,000	—
Equity:
Net Investment by Noranda Inc.	—	363,825
Unitholders' capital accounts	255,057	—
Retained Earnings	3,476	—

	258,533	363,825

	487,870	478,545

NORANDA INCOME FUND

CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)
($ thousands)

	Three months ended Dec. 31		Twelve months ended Dec. 31
	2002	2001	2002	2001
Revenues
Sales	93,038	91,032	385,747	403,860
Transportation and distribution costs	(2,972)	(2,515)	(12,285)	(10,127)

Net Revenues	90,066	88,517	373,462	393,733

Raw Material Purchase Costs	28,888	33,871	131,152	169,052

Net Revenues less Raw Material Purchase Costs	61,178	54,646	242,310	224,681

Other expenses
Production	34,503	35,464	148,885	148,553
Selling, general and administration	4,582	4,352	18,404	17,408
Depreciation, amortization and reclamation	5,935	7,902	29,856	29,683

	45,020	47,718	197,145	195,644

Earnings before interest and taxes	16,158	6,928	45,165	29,037

Interest expense, net	1,926	—	5,255	—
Provision for income taxes	—	2,139	1,198	8,993

Net Earnings	14,232	4,789	38,712	20,044

Deficit and Net Investment by Noranda Inc., beginning of period		403,787	363,825	416,734
Investment by (distribution to) Noranda Inc.	—	(44,751)	14,160	(72,953)
Distributions to unitholders	(12,499)	—	(33,063)	—
Transfer to unitholders' capital accounts	—	—	(255,057)	—
Elimination of future income taxes	—	—	67,869	—
Issuance of promissory note to Noranda Inc.	—	—	(175,000)	—
Working capital adjustments	—	—	(17,970)	—

Retained Earnings and Net Investment by Noranda Inc., end of period	1,733	363,825	3,476	363,825

Net Earnings per trust unit	$0.28	$0.11	$0.77	$0.40
Weighted average number of units outstanding (in thousands)	50,000	50,000	50,000	50,000

NORANDA INCOME FUND

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)
($ thousands)

	Three months ended Dec. 31		Twelve months ended Dec. 31
	2002	2001	2002	2001
Cash realized from (used for) operations:
Net earnings for the period	14,232	4,789	38,712	20,044
Items not affecting cash:
Depreciation, amortization, and reclamation	5,935	7,902	29,856	29,683
Future income tax liability	—	758	628	3,186
Loss from sale of assets	—		18	51
Site restoration expenditures	(390)	(648)	(455)	(1,244)

	19,777	12,801	68,759	51,720

Net change in non cash working capital items	901	40,755	(23,971)	49,935

	20,678	53,556	44,788	101,655

Cash realized from (used for) investment activities:
Purchases of capital assets	(5,974)	(8,805)	(11,867)	(28,717)
Proceeds on sale of capital assets	—	—	30	15

	(5,974)	(8,805)	(11,837)	(28,702)

Cash before financing activities and distributions	14,704	44,751	32,951	72,953
Investment by (distribution to) Noranda Inc.	—	(44,751)	14,160	(72,953)
Distributions — Priority Unitholders	(9,375)	—	(21,673)	—
— Ordinary Unitholders	(3,125)	—	(7,224)	—

	(12,500)	(44,751)	(14,737)	(72,953)

Cash before financing activities	2,204	—	18,214	—

Financing activities
Long-term debt issued		—	194,110	—
Promissory note repaid	—	—	(175,000)	—
Long-term debt repaid		—	(21,110)	—
Change in bank indebtedness	352	—	352	—

	352	—	(1,648)	—

Change in cash and cash equivalents during the period	2,556	—	16,566	—
Cash and cash equivalents, beginning of period	14,010	—	—	—

Cash and cash equivalents, end of period	16,566	—	16,566	—

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NORANDA INCOME FUND REPORTS FOURTH QUARTER RESULTS AND INCREASES CASH DISTRIBUTIONS BY 2%
NORANDA INCOME FUND NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2002 (UNAUDITED) ($ thousands except as otherwise indicated)
NORANDA INCOME FUND CONSOLIDATED BALANCE SHEETS (unaudited) ($ thousands)
NORANDA INCOME FUND CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited) ($ thousands)
NORANDA INCOME FUND CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited) ($ thousands)